UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 31, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 October 2023 entitled ‘Sale of Vodafone Spain'.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Sale of Vodafone Spain

31 October 2023

Vodafone Group Plc (“Vodafone”) announces that it has entered into binding agreements with Zegona Communications plc (“Zegona”)1 in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. (“Vodafone Spain”) (the “Transaction”).

•	On completion, Vodafone’s consideration will comprise at least €4.1 billion in cash and up to €0.9 billion in the form of Redeemable Preference Shares (“RPS”) which redeem, for an amount comprising the subscription price and accrued preferential dividend, no later than 6 years after closing

•	Vodafone and Zegona have entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain for a total annual service charge of c.€110 million[2]

•	The enterprise value of €5.0 billion is equivalent to a multiple of 5.3x Adjusted EBITDAaL[3] and 12.7x OpFCF[4] for the 12-month period ended 31 March 2023

Margherita Della Valle, Chief Executive of Vodafone, said:

“The sale of Vodafone Spain is a key step in right-sizing our portfolio for growth and will enable us to focus our resources in markets with sustainable structures and sufficient local scale. I would like to thank our entire team in Spain for their dedication to our customers and relentless determination to improve our organic performance. However, the market has been challenging with structurally low returns.

My priority is to create value through growth and improved returns. Following the recently announced transaction in the UK, Spain is the second of our larger markets in Europe where we are taking action to improve the Group’s competitiveness and growth prospects.”

Summary of Transaction terms

On completion, Vodafone’s consideration will comprise at least €4.1 billion in cash (subject to customary completion adjustments) and up to €0.9 billion in the form of RPS. Zegona has fully committed debt facilities of up to €4.2 billion available to satisfy the cash consideration and intends to raise equity via an institutional placing of new Zegona shares to investors prior to completion of the Transaction, subject to market conditions.

To the extent Zegona’s equity raise prior to completion exceeds €400 million, 50% of that excess will be paid to Vodafone in cash at completion and the number of RPS received will be reduced accordingly.

The RPS will be issued to Vodafone by a newly created entity, EJLSHM Funding Limited (“FinCo”). FinCo will subscribe for new ordinary shares in Zegona for an amount, based on the issue price for Zegona’s intended equity raise, that is equivalent to the amount of RPS being subscribed for by Vodafone. The shares held by FinCo will rank pari passu with Zegona’s existing ordinary shares and the ordinary shares to be issued pursuant to the equity raise. At FinCo’s option, the RPS may pay cash or accrue a compounding dividend, at a fixed rate of 5% for each of the first 3 years, a step up to 10% in year 4, a step up to 12.5% in year 5 and 15% thereafter. FinCo will irrevocably undertake not to exercise its voting rights in Zegona (other than in relation to a takeover of Zegona). FinCo’s sole purpose will be to redeem the RPS and it is intended that the RPS will be redeemed 6 years after completion, or earlier following a material liquidity event or exit for Zegona that releases funds to its shareholders.

Completion of the Transaction is conditional on certain approvals being obtained from current Zegona shareholders as well as regulatory clearances and is expected to take place in the first half of 2024. The Transaction is not subject to any minimum equity raise by Zegona.

At completion, we will review the optimal use of proceeds in the context of a broader capital allocation review.

Vodafone and Zegona will enter into a brand licence agreement, which permits the use of the Vodafone brand in Spain for up to 10 years post-completion. Vodafone and Zegona will enter into other transitional and long-term arrangements for services including access to procurement, IoT, roaming and carrier services.

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

Advisers

In connection with the Transaction, Morgan Stanley, Robey Warshaw and Evercore are acting as financial advisers to Vodafone and Slaughter and May is acting as legal adviser to Vodafone.

Impact on Vodafone

Vodafone will deconsolidate Vodafone Spain from completion of the Transaction. It is expected that the Transaction will have a slightly accretive effect on Vodafone’s adjusted earnings per share and a dilutive effect on free cash flow.

Valuation multiple

(€m)	12-month period ended 31 March 2023
Adjusted EBITDAaL[2,3]	947
Capex	(552)
OpFCF[4]	395

Enterprise value	5,000
Enterprise value / Adjusted EBITDAaL[3]	5.3x
Enterprise value / OpFCF[4]	12.7x

About Vodafone Spain

Vodafone Spain is a mobile network operator providing mobile and fixed line services to both consumer and business customers across Spain. As at 31 March 2023, Vodafone Spain had gross assets of €7.6 billion. For the 12-months period 31 March 2023, Vodafone Spain generated a loss before tax of €383 million.

About Vodafone

Vodafone is the largest pan-European and African telecoms company. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

Vodafone will continue to retain a significant presence in Spain through the brand license agreement with Zegona and our European R&D Centre in Málaga.

We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 46 more and are also a world leader in the Internet of Things (IoT), connecting over 160 million devices and platforms. With Vodacom Financial Services and M-Pesa, we have the largest financial technology platform in Africa, serving more than 56 million people across six countries.

We are committed to reducing our environmental impact to reach net zero emissions by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

For more information, please visit www.vodafone.com, follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Zegona

Zegona was established in 2015 with the objective of investing in businesses in the European TMT sector and improving their performance to deliver attractive shareholder returns. Zegona is led by former Virgin Media executives Eamonn O’Hare and Robert Samuelson and is admitted to the standard listing segment of the Official List and to trading on the Main Market of the London Stock Exchange.

Notes to announcement

1.	The selling entity is Vodafone Europe B.V. which is a 100% owned subsidiary of Vodafone Group Plc. The buying entity is Zegona Bidco, S.L.U. which is a 100% owned subsidiary of Zegona Communications plc
2.	The total annual service charge for each of the first two years of c.€110 million primarily relates to charges already included within the Adjusted EBITDAaL of Vodafone Spain
3.	Adjusted EBITDAaL as defined in Non-GAAP measures on page 220 of the Vodafone Annual Report 2023
4.	OpFCF defined as Adjusted EBITDAaL less capital expenditure

Important notice

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended 31 March 2023.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 31 October 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary